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                                                           OMB APPROVAL
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------                                                 OMB Number: 3235-0362
FORM 5                                               Expires:  April 30, 1997
------                                               Estimated average burden
                                                    hours per response .... 1.0
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/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/X/ Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Swamp Hall Properties, L.P.                   Florida East Coast Industries FLA             Issuer (Check all applicable)
---------------------------------------------------------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
   1650 Prudential Drive, Suite 300               Person (Voluntary)           12/1999          ----        title ---       below)
-------------------------------------------                               -------------------               below)
                 (Street)                         51-0385980              5. If Amendment,    7. Individual or Joint/Group Filing
                                                                             Date of Original    (Check Applicable Line)
                                                                             (Month/Year)             Form filed by one
                                                                                                 ---- Reporting Person
                                                                                                  X   Form filed by more than one
                                                                                                 ---- Reporting Person
   Jacksonville,     FL              32207
-------------------------------------------    -------------------------------------------------------------------------------------
  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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  Common Stock                  9/30/1999       J      21,412,348  D           N/A        21,412,348            D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Responses)             SEC 2270 (3/91)


FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
   N/A
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (l)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Explanation of Responses: * * * See Attachment

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Swamp Hall Properties, L.P.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 2270 (3/91)
                                                                                            By:    John F. Porter, III
                                                                                            Title: President of the Rockland Company
                                                                                                   Managing General Partner of
                                                                                                   Swamp Hall
                                                                                                   (Duly Authorized Representative)

       Attachment to Form 5 filed by Swamp Hall Propertied, L.P. Reporting Beneficial Ownership of Common Stock of Florida East Coast Industries




Dated February 9, 2000

Explanation of Response: Pursuant to Instruction 4(b)(v), Swamp Hall Properties, L.P. (the "Partnership") is the Reporting Person. The Alfred I. duPont Testamentary Trust (the "Trust") is the sole limited partner of the Partnership and owns all of the outstanding stock in the corporate general partner of the Partnership. The Trust contributed the shares of common stock of The St. Joe Company (the "Parent") together with certain other assets, in exchange for the entire limited partnership interest in the Partnership. The Trustees of the Trust also constitute all of the directors of the Nemours Foundation (the "Foundation"), which also directly and beneficially owns shares of common stock of the Parent and Florida East Coast Industries (the "Issuer"). The beneficial ownership of the common stock of the Parent and the Issuer by the Trust, the Trustees and the Foundation was reported on respective Forms 4 previously filed with the Commission on March 10, 1998. 19,609,216 shares of the Common Stock of the Issuer reported as being beneficially owned by the Partnership are directly owned by the Parent. The Partnership was deemed the beneficial owner of such shares of the Issuer by virtue of the fact that the Partnership directly owned 49,643,292 shares, representing 55.18%(1) of the outstanding common stock of the Parent. The Partnership declares that by filing this Form 5, the Partnership is not admitting beneficial ownership of any shares of the common stock of the Issuer directly owned by the Parent and disclaims the existence of, and its membership in, any "group" that includes the Parent as a member.

            As of September 30, 1999, the Partnership, as part of a liquidating distribution, distributed to the Trust 49,643,292 shares of the common stock of the Parent, representing 58.15%(2) of the common stock of the Parent. As a result of this transaction, the Trust directly and beneficially owns 49,643,492 shares of common stock of the Parent. 19,609,216 shares, representing 53.89%(3) of the Common Stock of the Issuer, is owned by the Parent. As a result of this transaction, the Trust and the Trustees may be deemed to be each the beneficial owner of 19,609,216 shares of Common Stock of the Issuer. As of such date, the Foundation directly and beneficially owned 1,800,896 shares of the Common Stock of the Issuer, which represents 4.95%(3) of the outstanding Common Stock of the Issuer. The Trustees, by virtue their status as trustees of the Trust and as directors of the Foundation, may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by the Foundation and the Parent. In addition, as of such date, W.T. Thornton, a Trustee, directly and beneficially owned 2,236 shares of Common Stock of the Issuer. Neither the Partnership, the Trust, the Trustees nor the Foundation has effected any other transaction in neither the Parent's common stock nor the Issuer's Common Stock within the past 60 days.

------------------------

(1) This percentage is based on the number of shares issued and outstanding on September 30, 1998 as reported in the Parent's Quarterly Report on Form 10-Q dated November 12, 1998, the Parent's last public announcement as to the number of its shares of outstanding common stock. The Parent also reported in the same l0-Q that the Parent's Board of Directors had authorized $150 million for the repurchase of the Parent's outstanding common stock from time to time on the open market. If the number of shares of outstanding common stock of the Parent has been reduced by such repurchases after September 30, 1998 there would be an increase in the percentage of the Parent's common stock which would be represented by the shares reported herein.

(2) This percentage is based on the number of shares of the Parent outstanding on January 31, 2000 based on a press release of the Parent dated
February 9, 2000.

(3) This percentage is based on the number of shares issued and outstanding of the Issuer on December 31, 1999 reported in a press release of the Issuer dated February 8, 2000, with public statements.


FORM 5                                                               PAGE 3 OF 7
SWAMP HALL PROPERTIES, L.P.

                         NAMES/ADDRESSES OF GROUP FILERS


Swamp Hall Properties, L.P.                                                    John F. Porter
1650 Prudential Drive, Suite 300                                               1650 Prudential Drive, Suite 300
Jacksonville, FL 32207                                                         Jacksonville, FL 32207

Winfred L. Thornton                                                            Herbert H. Peyton
1650 Prudential Drive, Suite 300                                               1650 Prudential Drive, Suite 300
Jacksonville, FL 32207                                                         Jacksonville, FL 32207

Jacob C. Belin                                                                 Alfred I. duPont Testamentary Trust
1650 Prudential Drive, Suite 300                                               1650 Prudential Drive, Suite 300
Jacksonville, FL 32207                                                         Jacksonville, FL 32207

William T. Thompson III                                                        The Nemours Foundation
1650 Prudential Drive, Suite 300                                               1650 Prudential Drive, Suite 300
Jacksonville, FL 32207                                                         Jacksonville, FL 32207

Hugh M. Durden
1650 Prudential Drive, Suite 300
Jacksonville, FL 32207




FORM 5                                                               PAGE 4 OF 7
SWAMP HALL PROPERTIES, L.P.

                          SIGNATURES

                                 Swamp Hall Properties, L.P.


                                 By: /s/ John F. Porter, III
                                    --------------------------------------------
                                 John F. Porter, III, President
                                 The Rockland Company,
                                 managing general partner of
                                 Swamp Hall Properties, L.P.
                                 (Duly Authorized Representative)

                                                     2/11/00
                                 -----------------------------------------------
                                                      (Date)

                                                /s/ W. L. Thornton
                                 -----------------------------------------------
                                                    (Signature)


                                                Winfred L. Thornton
                                 -----------------------------------------------
                                                      (Name)

                                                     2/11/00
                                 -----------------------------------------------
                                                      (Date)

                                                /s/ Jacob C. Belin
                                 -----------------------------------------------
                                                    (Signature)


                                                  Jacob C. Belin
                                 -----------------------------------------------
                                                      (Name)

                                                     2/14/00
                                 -----------------------------------------------
                                                      (Date)

                                              /s/ William T. Thompson
                                 -----------------------------------------------
                                                    (Signature)


                                                William T. Thompson
                                 -----------------------------------------------
                                                      (Name)





FORM 5                                                               PAGE 5 OF 7
SWAMP HALL PROPERTIES, L.P.

                                                     2/14/00
                                 -----------------------------------------------
                                                      (Date)

                                                /s/ Hugh M. Durden
                                 -----------------------------------------------
                                                    (Signature)


                                                  Hugh M. Durden
                                 -----------------------------------------------
                                                      (Name)

                                                     2/11/00
                                 -----------------------------------------------
                                                      (Date)

                                              /s/ John F. Porter, III
                                 -----------------------------------------------
                                                    (Signature)


                                                John F. Porter III
                                 -----------------------------------------------
                                                      (Name)

                                                     2/14/00
                                 -----------------------------------------------
                                                      (Date)

                                               /s/ Herbert H. Peyton
                                 -----------------------------------------------
                                                    (Signature)


                                                 Herbert H. Peyton
                                 -----------------------------------------------
                                                      (Name)

                                                     2/11/00
                                 -----------------------------------------------
                                                      (Date)


                                        Alfred I. DuPont Testamentary Trust
                                 -----------------------------------------------
                                                  (Name of Trust)

                                                /s/ W. L. Thornton
                                 -----------------------------------------------
                                                    (Signature)


                                                Winfred L. Thornton
                                 -----------------------------------------------
                                                      (Name)


                                                     Chairman
                                 -----------------------------------------------
                                                      (Title)


FORM 5                                                               PAGE 6 OF 7
SWAMP HALL PROPERTIES, L.P.

                                                     2/11/00
                                 -----------------------------------------------
                                                      (Date)


                                              The Nemours Foundation
                                 -----------------------------------------------
                                               (Name of Foundation)

                                                /s/ Jacob C. Belin
                                 -----------------------------------------------
                                                    (Signature)


                                                  Jacob C. Belin
                                 -----------------------------------------------
                                                      (Name)


                                                     Chairman
                                 -----------------------------------------------
                                                      (Title)


FORM 5                                                               PAGE 7 OF 7
SWAMP HALL PROPERTIES, L.P.